Exhibit 3.3

CERTIFICATE OF DESIGNATION, PREFERENCE AND RIGHTS OF SERIES A PREFERRED STOCK OF GAMEVERSE INTERACTIVE CORP.

Gameverse Interactive Corp, a corporation organized and existing under the laws of the State of Nevada (the “Corporation”), does hereby certify that, pursuant to authority conferred upon the Board of Directors of the Company by the Articles of Incorporation of the Company, it has adopted resolutions (a) authorizing the creation of Series A Preferred Stock of the Company and (b) providing for the designations, preferences and relative participating, optional or other rights, and the qualifications, limitations or restrictions thereof, as follows:

1. Number of Shares; Stated Value and Dividends. The Corporation hereby designates fifty-one (51) shares of the authorized shares of preferred stock as Series A Preferred Stock. The stated value of the Series A Preferred Stock shall be $0.001 par value. The holders of share of Series A Preferred Stock shall not be entitled to receive dividends.

2. Liquidation Preference. Subject to Section 3, in the event of any liquidation, dissolution or winding up of this Corporation, either voluntary or involuntary, the holders of Series A Preferred Stock may at their sole option elect to receive, prior and in preference to any distribution of any of the assets of this Corporation to the holders of common stock by reason of their ownership thereof, an amount per share equal to $0.001 for the outstanding shares of Series A Preferred Stock.

3. Redemption. The Series A Preferred Stock is not redeemable without the prior written consent of the holder of such Series A Preferred Stock.

4. Conversion. The shares of Series A Preferred Stock shall not be convertible into Common Stock.

5. Voting Rights.

One (1) share of the Series A Preferred Stock shall have voting rights equal to (x) 0.019607 multiplied by the total number of votes of the issued and outstanding shares of Common Stock and other Preferred Stock eligible to vote at the time of the respective vote (the “Numerator”), divided by (y) 0.49, minus (z) the Numerator. For the avoidance of doubt, if the total number of votes of the issued and outstanding shares of Common Stock and other Preferred Stock eligible to vote at the time of the respective vote is 5,000,000, the voting rights of one (1) share of the Series A Preferred Stock shall be equal to 102,036 (e.g., ((0.019607 x 5,000,000) / 0.49) – (0.019607 x 5,000,000) = 102,036).

With respect to all matters upon which stockholders are entitled to vote or to which stockholders are entitled to give consent, the holders of the outstanding shares of Series A Preferred Stock shall vote together with the holders of Common Stock without regard to class, except as to those matters on which separate class voting is required by applicable law or the Corporation’s Articles of Incorporation or by-laws.

6. Transferability. The Holders of the Share of Series A Preferred shall have the right to transfer the Shares at their discretion and the transferee shall have all rights associated with the Shares ownership.

7. Status of Redeemed Stock. In the event the shares of Series A Preferred Stock shall be redeemed pursuant to Section 4 hereof, or converted pursuant to Section 5 hereof, the shares shall be cancelled and returned to the status of authorized but unissued shares of preferred stock.

8. Taxes. This Corporation will pay all taxes (other than taxes based upon income) and other governmental charges that may be imposed with respect to the issue or delivery of the shares of Series A Preferred Stock.